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                                                            SEC FILE NUMBER
                                                               33-18978
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                                                            CUSIP NUMBER
                                                              879165207
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K      | | Form 20-F    | | Form 11-K    | | Form 10-Q

              | | Form N-SAR

            For the Period Ended: March 31, 2002
                                  ---------------
           | | Transition Report on Form 10-K
           | | Transition Report on Form 20-F
           | | Transition Report on Form 11-K
           | | Transition Report on Form 10-Q
           | | Transition Report on Form N-SAR

           For the Transition Period Ended:_____________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Full Name of Registrant:
      Tel-Instrument Electronics Corp.

--------------------------------------------------------------------------------

Former name if applicable:

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Address of Principal Executive Office (Street and number):

      728 Garden Street, Carlstadt, New Jersey 07072

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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X|    (b)   The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra sheets if Needed)

      Additional time is needed for director review and an audit committee meeting with the auditors. Outside directors and audit committee are outside of the state.

                                                 (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Joseph P. Macaluso                 (201)                    933-1600
------------------------------  ------------------------  ----------------------
            (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  | | No

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(3)   Is it  anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  | | No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

            (See attached press release)

--------------------------------------------------------------------------------

                        Tel-Instuments Electronics Corp.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  7/01/2002                       By: /s/ Joseph P. Macaluso
                                               ---------------------------------
                                               Joseph P. Macaluso
                                               Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION -----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              General Instructions

1. This Form is Required by Rule 12B-25 (17CFR 240.12B-25) of the General Rules and Regulations Under the Securities Exchange Act OF 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

Tel-Instrument Electronics Corp Announces Year End Results

Carlstadt, NJ-July 1, 2002-Tel-Instrument Electronics Corp today announced its financial results for the year ended March 31, 2002:

                                                      Years Ended March 31,
                                                     2002               2001
                                                     ----               ----

Sales                                             $9,731,081          7,508,901
Net Income Before Taxes                            1,585,689          1,039,117
Provision For (Benefit From) Income Taxes            557,999           (295,888)
Net Income                                        $1,027,690          1,335,005
Net Income Per Share, Diluted                     $     0.48               0.63
Weighted Average Shares
    Outstanding, Diluted                           2,159,986          2,117,686

For the year ended March 31, 2002 total sales increased 30% to $9,731,081 as compared to the previous fiscal year. Net income before taxes increased 53% to $1,585,689.

During fiscal year 2002, shipments of the AN/APM 480 IFF (Identification, Friend or Foe) Transponder Test Sets to the U.S. Navy represented 54% of total sales. This contract, as anticipated, represented a significant portion of the Company's revenues and profits in fiscal year 2002. The AN/APM 480 is a militarized avionics ramp tester used to simulate IFF Transponder/Interrogator and TCAS (Traffic and Collision Alert System) functions to provide accurate "go, no-go" testing on the flightline and aircraft carrier deck of avionics test equipment installed in military aircraft.

The Company has over fourteen main products and has increased research and development expenditures in fiscal 2002 in order to develop new products for the future, including the T-47S test set, a commercial bench test set and the next generation of IFF test sets. As a result of the continuing improvement in operating results, the Company's financial position has significantly improved.

The Company continues to actively pursue new product opportunities in both the commercial and government markets, both domestically and internationally, in order to expand its product and market base. As previously announced, the Company has engaged Semaphore Capital Advisors LLC (formerly Crary Partners LLC) to render investment-banking services to the Company and assist the Company in its efforts to grow through acquisitions and alliances.

Tel-Instrument is a leading designer and manufacturer of avionics test equipment for the general aviation, commercial aviation, and government/military markets, both domestically and internationally. Tel-Instrument provides instruments to test a wide range of avionic navigation and communication equipment. For further information please visit our website at www.telinstrument.com.

The Company's stock is traded in the NASDAQ System under the symbol TINE.

Contact: Mr. Joseph P. Macaluso
             201-933-1600